Mail Stop 3561

May 28, 2010

Berry McCarthy
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

      Re: Netflix, Inc.
             File Number 000-49802
             Form 10-K: For the fiscal year ended December 31, 2009

Dear Mr. McCarthy:

We have reviewed your May 13, 2010 correspondence and have the following comments. We believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Notes to Consolidated Financial Statements, page F-7

Note 1: Organization and Summary of Accounting Policies, page F-7

1. We note your response to our prior comment 6. Given the lack of comparability between your content accounting and the content accounting by others in your industry that classify purchases of DVD content as operating cash outflows, and given that certain of your content expenditures are classified as operating cash flows while others are classified as investing activities, we believe you should revise your critical accounting policies to state that the classification of your DVD library as a productive asset results in you classifying certain cash outflows as investing activities in your statements of cash flows that others in your industry classify as operating cash outflows and that the amortization of the DVD library is classified as an operating cash flow add back. In addition, we believe that you should quantify the amount of expenditures for DVD content classified as operating and investing activities and the amount of amortization of the DVD library expensed for each period presented. Finally, we encourage you to consider presenting "acquisitions of content library" as the first line item within cash flows from investing activities. Please revise accordingly.

Note 5: Commitments and Contingencies, page F-17

Litigation, page F-18

2. We note your response to our prior comment 7. You propose to state in your revised litigation disclosure that "management has not determined that any potential loss is probable or reasonably estimable at this time and accordingly has not accrued any amounts for any potential loss." Based on the wording of this proposed disclosure, it is not clear whether no amounts were accrued because (a) management has not made the required determination, (b) management has made the required determination and a loss was determined to be not probable, or (c) management has made the required determination, a loss was determined to be probable, but the amount or range of amounts was not reasonably estimable. Therefore, we reissue our prior comment. Please provide specific conclusions for each of the matters disclosed, ensure that the conclusion is clear as to the likelihood of an adverse outcome, whether or not an amount was accrued (or disclosed), and, if an amount was not accrued (or disclosed), the specific reason (i.e., not probable or reasonably possible, or probable or reasonably possible but amount or range of amounts not reasonably estimable, etc.). Please provide us with a copy of your intended revised disclosure.

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You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief